Exhibit 99.1

Janus Living Reports Second Quarter 2026 Results and Increases Full Year 2026 Guidance

DENVER, August 4, 2026 - Janus Living, Inc. (NYSE: JAN) ("Janus Living"), a pure-play senior housing real estate investment trust (REIT), announced results for the quarter ended June 30, 2026.

SECOND QUARTER 2026 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS
(all percentage changes compare second quarter 2026 to second quarter 2025 unless otherwise noted)

– Net income of $0.05 per share

– Consolidated revenues of $216 million increased 45% and Adjusted EBITDAre of $79 million increased 34%

– FFO as Adjusted of $0.24 per share increased 40%

– Same-store adjusted NOI increased 19.2% and margin expanded 250 basis points ("bps")

  • Same-store revenues increased 8.4% driven by 260 bps of average occupancy growth and 5.1% revenue per occupied room ("RevPOR") growth

  • Second quarter non-refundable entrance fee sales of $41 million

– Completed a public offering of Class A-1 common stock generating approximately $690 million in net proceeds to pursue acquisition and investment opportunities

– Acquired two senior housing communities for approximately $105 million

– Subsequent to quarter end, and through August 3, 2026, completed approximately $1.0 billion of senior housing acquisitions

  • Year-to-date, completed approximately $1.8 billion of senior housing acquisitions

– As of August 3, 2026, subsequent to completing the acquisitions referenced above, the Company had approximately $558 million of unrestricted cash and no outstanding debt

– Under purchase agreement for approximately $59 million incremental senior housing acquisition

SECOND QUARTER COMPARISON

	Three Months Ended June 30,	
	2026	2025
	Per Share	Per Share
Diluted Net income (loss) applicable to common shares	$ 0.05	$ (0.02)
Diluted FFO as Adjusted	0.24	0.17

SENIOR HOUSING TRANSACTIONS AND PIPELINE

During the second quarter 2026, we completed approximately $105 million of senior housing acquisitions across two communities in the Tucson and Seattle MSAs. The acquisitions represent 414 units on a combined basis and will be operated by two leading operators well known to Janus Living under management contracts with strong alignment. Janus Living is targeting 8.5% to 9.5% cash NOI yields upon stabilization across these investments.

During the second quarter 2026, one senior housing community disposition was completed for approximately $23 million. The trailing cash NOI yield was (1.3%) as the property had negative NOI.

Subsequent to quarter end, and through August 3, 2026, we completed a total of approximately $1.0 billion of senior housing acquisitions across six transactions and six different operating partners for 18 communities. The acquisitions represent 2,475 units on a combined basis and will be operated by leading operators well known to Janus Living under management contracts with strong alignment. Janus Living is targeting 7.5% to 8.5% cash NOI yields upon stabilization across these investments.

Janus Living has an approximately $59 million senior housing acquisition under purchase agreement anticipated to close during the third quarter of 2026. Janus Living is targeting a 7.5% to 8.5% cash NOI yield upon stabilization.

JUNE FOLLOW-ON OFFERING

In June 2026, Janus Living completed a public offering of its Class A-1 common stock generating approximately $690 million in net proceeds. Janus Living expects to use the net proceeds received from the offering to pursue acquisition and investment opportunities that meet its investment criteria and for general corporate purposes.

BALANCE SHEET

As of June 30, 2026, the Company had approximately $1.6 billion of unrestricted cash and no outstanding debt.

As of August 3, 2026, subsequent to completing the acquisitions referenced above, the Company had approximately $558 million of unrestricted cash and no outstanding debt.

DIVIDEND

On July 8, 2026, Janus Living's Board of Directors declared a monthly common stock cash dividend of $0.0475 per share for the third quarter of 2026, payable on the payment dates set forth in the table below to stockholders of record as of the close of business on the corresponding record date in the table below. The monthly dividend reflects an annualized dividend amount of $0.57 per share of common stock. Future dividends are at the discretion of Janus Living's Board of Directors.

Record Date	Payment Date	Amount
July 17, 2026	July 29, 2026	$0.0475 per common share
August 14, 2026	August 26, 2026	$0.0475 per common share
September 11, 2026	September 23, 2026	$0.0475 per common share

GUIDANCE

Janus Living's 2026 guidance ranges are updated as follows:

Full Year 2026	As of 5/4/26	As of 8/4/26	Mid-Point Change
Diluted earnings per common share	$0.23 - $0.27	$0.34 - $0.37	+$0.11
Diluted FFO as Adjusted per share	$0.93 - $0.97	$0.95 - $0.98	+$0.02
Same-Store Adjusted NOI Growth	11% - 15%	13% - 17%	+200 bps

These estimates are based on our current view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2026. For additional details and assumptions, please see page 9 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.janusreit.com.

CONFERENCE CALL INFORMATION

Janus Living has scheduled a conference call and webcast for Wednesday, August 5, 2026, at 12:00 p.m. Eastern Time.

The conference call can be accessed in the following ways:

- Janus Living's website: https://ir.janusreit.com/events-and-presentations

- Webcast: https://events.q4inc.com/attendee/343259717. Joining via webcast is recommended for those who will not be asking questions.

- Telephone: The participant dial-in number is (833) 461-5787. The international dial-in is (585) 542-9983. The conference ID number is 343259717.

A webcast replay will be available on Janus Living's website for 30 days.

ABOUT JANUS LIVING

Janus Living, Inc. is a pure-play senior housing real estate investment trust (REIT) that owns high-quality communities across the United States that support residents with thoughtfully designed, highly amenitized environments.

NON-GAAP FINANCIAL MEASURES

Nareit FFO, FFO as Adjusted, Same-Store Adjusted NOI, Adjusted EBITDAre, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts. See "June 30, 2026 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP, available in the Investor Relations section of our website at https://ir.janusreit.com/financials/quarterly-results. See also the "Funds From Operations" section of this release for additional information.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, developments, redevelopments, joint venture transactions, rental activity and commitments, financing activities, or other transactions discussed in this release; (ii) the payment of dividends; and (iii) the information presented under the heading " 2026 Guidance." Pending acquisitions, dispositions, joint venture transactions, rental activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all.

Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. As more fully set forth under "Risk Factors" in our prospectus filed on June 3, 2026 with the Securities and Exchange Commission ("SEC"), as part of our Registration Statement on Form S-11 (File No. 333-296384), these risks and uncertainties include, but are not limited to: macroeconomic trends that may increase labor, construction, and other operating or administrative costs or impact prospective residents' willingness or ability to move into our communities; entrance fee refund obligations and related actuarial assumptions; our dependence on the performance of our operators; our dependence on a limited number of operators; factors adversely affecting our operators' ability to meet their financial and other contractual obligations to us; our ability to identify and secure new or replacement operators; the transition of management of certain of the properties in our senior housing portfolio to new operators; delays by seniors in moving to senior housing communities; our concentration of real estate investments in the senior housing sector, which makes us more vulnerable to an economic downturn or slowdown in that specific sector than if we invested across multiple sectors; the illiquidity of our real estate investments; operational risks associated with our communities, all of which are owned and operated under REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA") structures; the failure of our operators to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; changes to regulatory, funding, staffing, trade, and other policies and actions; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; required regulatory approvals to transfer our senior housing properties; compliance with the American with Disabilities Act and fire, safety, and other regulations; economic conditions, natural disasters, weather, and other events or conditions that negatively affect the geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in a significant loss of our capital invested in a property, lower than expected future revenues, and unanticipated expenses; our property development and redevelopment, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion; competition for suitable properties to grow our initial portfolio; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in investments or transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; epidemics, pandemics, or other infectious disease outbreaks, and health and safety measures intended to reduce their spread; potential government and financial audits, enforcement actions and recovery activity as a result of our predecessor's receipt of Coronavirus Aid, Relief, and Economic Security Act Provider Relief Fund funds; net losses in future periods; our and our external manager's reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology; the use of, or inability to use, artificial intelligence or other disruptive new technologies by us, our external manager, our operators, our vendors, and our investors; our ability to implement and maintain an effective system of internal control over financial reporting; our ability to implement and maintain effective disclosure controls and procedures; volatility, disruption, or uncertainty in the financial markets; increased interest rates and borrowing costs, which could impact our business and ability to refinance existing debt, sell properties, and conduct investment activities; the availability of external capital on favorable terms or at all; an increase in our level of indebtedness; covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants; our ability to maintain our qualification as a REIT; Healthpeak's failure to qualify as a real estate investment trust ("REIT") during certain periods prior to our initial public offering; our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws; increased taxable gains due to acquisitions of property in tax-deferred transactions; potential deferred and contingent tax liabilities from corporate acquisitions, including certain of our acquisitions from Healthpeak; calculating non-REIT tax earnings and profits; provisions in Maryland law and our charter and bylaws that may delay, defer or prevent an acquisition of our Class A-1 common stock or a change in control; conflicts of interest between the interests of our stockholders and the interests of holders of common units; provisions in the operating agreement of our operating company or other agreements that may delay or prevent unsolicited acquisitions of us and certain other transactions; our dependence on our external manager and its personnel and our ability to find a suitable replacement for our external manager if the management agreement is terminated or if personnel of our external manager leave the employment of our external manager; conflicts of interest with our external manager and its affiliates, including Healthpeak Properties, Inc.; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; and other risks and uncertainties described from time to time in our SEC filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

CONTACT

Jonathan Hughes, CFA

Senior Vice President – Finance and Investor Relations

720-428-5050

Janus Living, Inc.

Combined and Consolidated Balance Sheets
In thousands, except share and per share data

	June 30, 2026	December 31, 2025
ASSETS		
Real estate:		
Buildings and improvements	$ 2,688,705	$ 1,940,808
Construction in progress	62,012	41,678
Land and improvements	379,920	176,475
Accumulated depreciation	(536,625)	(505,297)
Net real estate	2,594,012	1,653,664
Investment in unconsolidated joint venture	—	312,709
Accounts receivable, net of allowance of $3,523 and $2,018	24,076	19,431
Cash and cash equivalents	1,557,655	19,652
Restricted cash	88,887	64,609
Intangible assets	196,721	26,670
Deferred tax assets	116,472	107,074
Goodwill	3,849	3,849
Other assets	128,538	134,557
Total assets	$ 4,710,210	$ 2,342,215
LIABILITIES AND EQUITY		
Mortgage debt	$ —	$ 102,688
Accounts payable, accrued liabilities, and other liabilities	306,146	284,210
Deferred revenue	699,245	673,007
Total liabilities	1,005,391	1,059,905
Parent's net investment	—	1,282,310
Class A-1 common stock, $0.01 par value: 1,500,000,000 and no shares authorized; 215,972,996 and no shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively	2,160	—
Class A-2 common stock, $0.01 par value: 100,000,000 and no shares authorized; 75,917,780 and no shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively	759	—
Additional paid-in capital	2,767,474	—
Cumulative dividends in excess of earnings	(31,774)	—
Total stockholders' equity	2,738,619	1,282,310
Common units of Janus OP, LLC, held by Healthpeak Properties, Inc.	963,255	—
Other noncontrolling interests	2,945	—
Total noncontrolling interests	966,200	—
Total equity	3,704,819	1,282,310
Total liabilities and equity	$ 4,710,210	$ 2,342,215

Janus Living, Inc.

Combined and Consolidated Statements of Operations
In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2026	2025	2026	2025
Revenues:				
Resident fees and services	$ 216,456	$ 148,855	$ 416,801	$ 297,782
Total revenues	216,456	148,855	416,801	297,782
Costs and expenses:				
Operating	158,786	111,787	303,384	222,425
Depreciation and amortization	56,473	31,191	107,871	63,990
General and administrative	1,334	2,382	4,292	5,514
General and administrative - related party management fee	2,472	—	2,800	—
Interest expense	350	949	701	1,897
Transaction costs	4,278	—	22,788	—
Total costs and expenses	223,693	146,309	441,836	293,826
Other income (expense):				
Gain (loss) on sales of real estate, net	3,884	—	3,884	—
Gain (loss) upon change of control, net	—	—	46,270	—
Gain (loss) on debt extinguishments	—	—	(403)	—
Other income (expense), net	16,465	(4,029)	17,281	(6,409)
Total other income (expense), net	20,349	(4,029)	67,032	(6,409)
Income (loss) before income taxes and equity income (loss) from unconsolidated joint venture	13,112	(1,483)	41,997	(2,453)
Income tax benefit (expense)	1,746	(2,096)	624	(4,687)
Equity income (loss) from unconsolidated joint venture	—	1,009	111	2,460
Net income (loss)	14,858	(2,570)	42,732	(4,680)
Noncontrolling interests' share in earnings	(4,135)	—	(677)	—
Net income (loss) attributable to Janus Living, Inc.	10,723	(2,570)	42,055	(4,680)
Participating securities' share in earnings	(4)	—	(4)	—
Net (income) loss - pre-IPO	—	—	(39,888)	—
Net income (loss) applicable to common shares	$ 10,719	$ —	$ 2,163	$ —
Earnings per common share:				
Basic	$ 0.05	$ —	$ 0.01	$ —
Diluted	$ 0.05	$ —	$ 0.01	$ —
Weighted average shares outstanding:				
Basic	195,011	—	194,310	—
Diluted	271,033	—	270,228	—

Janus Living, Inc.

Funds From Operations

In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2026	2025	2026	2025
Net income (loss)	$ 14,858	$ (2,570)	$ 42,732	$ (4,680)
Real estate related depreciation and amortization	56,473	31,191	107,871	63,990
Janus Living's share of real estate related depreciation and amortization from unconsolidated joint venture	—	4,778	602	9,504
Loss (gain) on sales of depreciable real estate, net	(3,884)	—	(3,884)	—
Loss (gain) upon change of control, net[1]	—	—	(46,270)	—
Taxes associated with real estate dispositions	(1,863)	—	(1,863)	—
Nareit FFO	65,584	33,399	99,188	68,814
Participating securities share in Nareit FFO	(7)	—	(17)	—
Diluted Nareit FFO	$ 65,577	$ 33,399	$ 99,171	$ 68,814
Diluted Nareit FFO per common share	$ 0.24	$ 0.16	$ 0.40	$ 0.32
Weighted average shares outstanding - Diluted Nareit FFO[2]	271,070	214,734	245,464	214,734
Impact of adjustments to Nareit FFO:				
Transaction and restructuring-related costs[3]	$ 3,828	$ —	$ 21,702	$ —
Loss (gain) on debt extinguishments	—	—	302	—
Casualty-related charges (recoveries), net[4]	(5,452)	2,814	(5,451)	4,208
Recognition (reversal) of valuation allowance on deferred tax assets[5]	—	—	(1,890)	—
Total adjustments	(1,624)	2,814	14,663	4,208
FFO as Adjusted	63,960	36,213	113,851	73,022
Participating securities share in FFO as Adjusted	—	—	(3)	—
Diluted FFO as Adjusted	$ 63,960	$ 36,213	$ 113,848	$ 73,022
Diluted FFO as Adjusted per common share	$ 0.24	$ 0.17	$ 0.46	$ 0.34
Weighted average shares outstanding - Diluted FFO as Adjusted[2]	271,070	214,734	245,464	214,734
Other operating data:				
Non-refundable entrance fee sales in excess of (less than) the related GAAP amortization	$ 12,866	$ 19,042	$ 20,621	$ 23,738
Deferred income taxes	143	2,656	3,265	5,315
Stock-based compensation amortization expense	340	—	373	—
AFFO capital expenditures	(5,275)	(3,279)	(8,673)	(3,565)
Amortization of deferred financing costs and debt discounts (premiums)	126	(183)	73	(364)
Other items[6]	(1)	(1,744)	(7)	(2,715)

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(1) The six months ended June 30, 2026 includes a gain upon change of control related to the acquisition of the joint venture partner's 46.5% interest in the JV which held 19 senior housing properties.

(2) For the three and six months ended June 30, 2026, represents the weighted-average shares outstanding from the close date of our initial public offering through June 30, 2026. For the three and six months ended June 30, 2025, represents the number of shares outstanding as of the closing date of our initial public offering.

(3) The three and six months ended June 30, 2026 includes transaction costs comprised of legal, advisory, and other professional fees, transfer taxes, formation and organization costs, and expense related to one-time fully vested equity awards associated with our initial public offering.

(4) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint venture in the Combined and Consolidated Statements of Operations.

(5) The six months ended June 30, 2026 includes the income tax impact related to the change in tax status of certain entities in connection with our initial public offering.

(6) The three and six months ended June 30, 2025 includes our proportionate share of AFFO capital expenditures from the JV.